United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

- 1 - Ticker code: CVRDA6 Rio de Janeiro, September 29th, 2025 Participating Debentures Report 1H25 Vale S.A. (“Vale”) will pay, on September 30th, 2025, R$598,341,134.23 (R$759,806,078.56 in 2H24), equivalent to R$1.539897539 per participating debenture (R$1.955445554 in 2H24), related to the total premium for the period between January and June of 2025 (1H25). The financial settlement will occur on October 1st, 2025. The total premium refers to: (i) 1.80% of the net revenues from the sale of iron ore products, in the terms of the Debenture Deed; (ii) 1.25% of the net revenues from the sale of copper concentrate from the Sossego mine; and the complementary amount of (iii) R$95,000.00 in 1H25 related the sale of 8 (eight) areas belonging to the Mining Rights of the Cachoeiro Block, in Espírito Santo. Participating Debentures Premium R$ 1H25 2H24 Premium on iron ore 573,064,234.30 687,843,629.25 Premium on copper concentrates 25,181,899.93 27,756,816.36 Premium on disposal of mining rights 95,000.00 44,205,632.95 Total premium (A) 598,341,134.23 759,806,078.56 Number of debentures (B) 388,559,056 388,559,056 Premium per participating debenture (A)/(B) 1.539897539 1.955445554 Premium of participating debentures R$/participating debenture – 1H20 to 1H25 Income tax will be charged on the amount to be paid to debenture holders, as fixed-income investments, applying the rate in relation to the individual situation of the beneficiary, with the exception of those who can provide legal, unequivocal, and proof that they are exempt or subject to a differentiated taxation. Rio de Janeiro, September 29th, 2025 Participating Debentures Report 1H25 - 2 - Annual premium of participating debentures Period Per debenture (R$) Total amount (R$) 2013 0.341 132,642,793.33 2014 0.732 284,859,604.30 2015 0.594 230,899,093.47 2016 1.043 405,149,990.84 2017 1.270 493,550,875.87 2018 1.654 642,842,084.48 2019 2,316 900,017,354.07 2020 4.034 1,567,329,193.88 2021 6.085 2,364,227,640.18 2022 3.482 1,352,853,305.02 2023 3.348 1,301,108,280.31 2024 3.312 1,286,907,197.85 1H25 1.540 598,341,134.23 - 3 - Report Preparation Basis This report has been prepared from data derived from our internal controls over financial reporting and from data recorded in our financial systems, using the same data to prepare our consolidated financial statements. The numbers presented in this report and those found in other reports published by Vale S.A. and/or its subsidiaries may or may not present differences. This is because different reporting frameworks have specific data requirements. Functional and presentation currency All information contained in this report is measured using the currency of the main economic environment in which the Issuer operates (“Functional Currency”), which is the Brazilian real (“R$” or “Reais”). Financial information originating in a currency other than R$ is converted into Reais at the exchange rate of the transaction date or the average monthly exchange rate, as applicable. Accounting Policy - Premium on Participating Debentures Participating debentures are financial liabilities measured at fair value through profit or loss based on the market approach, representing the amount that would be paid for the acquisition of these securities at the measurement date and, therefore, also implicitly includes the remuneration to the debenture holder. To calculate the fair value of the liability, the Company uses the weighted average price of trades in the secondary market for the last month of the period. The holders of participating debentures are entitled to receive semiannual payments equivalent to a determined percentage of the revenue less value-added tax, transportation fees, and insurance expenses related to the trading of products derived from these mineral resources ("Premium"). The premium must be divided into equal fractions corresponding to 1/388,559,056 of the total premium to be paid per debenture, and these fractions will not be altered in the event of (i) acquisition of debentures by the issuer (with maintenance of such debentures in the issuer's treasury), or (ii) cancellation of debentures held in the issuer's treasury, or (iii) acquisition of debentures by companies controlled by the issuer, according to the criteria and parameters summarized below and described in the issuance deed. The Premium Payment is due with respect to the Mining Rights, and is calculated based on the following percentages of the Net Revenue from the sale of certain Products for certain Designated Areas: Notes to Selected Information In Brazilian Reais, except where otherwise indicated - 4 - • 1.8% for iron ore Products from certain Designated Areas in the North of Brazil and in the State of Minas Gerais and Mato Grosso do Sul, as described in the Debenture Deed, subject to the achievement of certain triggers described in the Debenture Deed; • 2.5% for gold or copper Products or byproducts produced in certain Designated Areas described in the Debenture Deed, subject to the beginning of sales of Products for some of these Designated Areas or the achievement of certain triggers for other Designated Areas, as described in the Debenture Deed; and • 1.0% for other Products or byproducts produced in certain Designated Areas, as described in the Debenture Deed, subject to the achievement of certain triggers described in the Debenture Deed. Premium Payment is also due in the following cases: i. Sale of to the Mining Rights: 1.0% of the sale price, net of sales taxes, in the case of a sale of a Mining Right. After the disposition of a Mining Right, such Mining Right will cease to compose the calculation basis of the Premium Payment; and ii. Leasing of Mining Rights: In the event that any of the Mining Rights is explored by third parties under lease agreements, the Premium Payment calculated under the Debenture Deed will be entirely due by the Company or its Controlled Companies as if the lease had not been contracted for the purpose of the Debenture Deed. The Premium Payment due is paid semi-annually on March 31 and September 30 of each calendar year. Any payment date that falls on a bank or commercial holiday will be processed on the following working day. Mining Rights Premium The Premium is due in relation to the Mining Rights and is calculated as follows: - 5 - Premium on iron ore R$ million 1H25 2H24 1H24 2H23 1H23 Net sales revenues 31,836.90 38,213.53 28,393.43 41,426.02 28,898.47 % basis for calculation 1.8% 1.8% 1.8% 1.8% 1.8% Premium on iron ore (R$ million) 573.1 687.8 511.1 745.7 520.2 In 1H25, sales of iron ore totaled 124.4 Mt (139.2 Mt in 2H24), resulting in revenues, net of maritime freight costs of R$ 51.3 billion (R$ 59.2 billion in 2H24). Iron ore sales volumes from the Northern System totaled 75.0 Mt1 (100.6 Mt in 2H24), resulting in revenues, net of maritime freight costs of R$ 31.8 billion (R$ 43.7 billion in 2H24). After applying the deductions provided in the Debenture Deed: (i) R$ 4.0 billion related to transportation expenses (R$ 4.0 billion in 2H24); and (ii) R$ 1.1 billion related to taxes levied on sales (R$ 1.5 billion in 2H24)2, the net revenues of the Northern System totaled R$ 26.6 billion (R$ 38.2 billion in 2H24). The premium of 1.8% for the Northern System totaled R$ 479.6 million (R$ 687.8 million in 2H24). In the Southeastern System, iron ore sales from mineral deposits covered by the Private Deed for Participating Debentures exceeded 1.7 billion metric tons in April 2025, triggering the premium payment condition, as established in the terms of the Deed. Accordingly, the calculation below reflects the values related to the Southeastern System for the period from April to June 2025. Iron ore sales volumes from the Southeastern System totaled 16.1 Mt1, resulting in revenues, net of maritime freight costs of R$ 5.9 billion. After applying the deductions provided in the Debenture Deed: (i) R$ 201.0 million related to transportation expenses; and (ii) R$ 550.5 million related to taxes levied on sales2, the net revenues of the Southeastern System totaled R$ 5.2 billion. The premium of 1.8% for the Southeastern System totaled R$ 93.5 million. 1 Includes iron ore transfers to pelletizing and briquetting plants. 2 Include taxes and contributions levied on sales separately, or on billing or gross revenues from sales, as well as the financial compensation due to the Brazilian Federal Government, States and Municipalities. Notes to Selected Information In Brazilian Reais, except where otherwise indicated Iron ore - 6 - Premium on copper concentrate R$ million 1H25 2H24 1H24 2H23 1H23 Net sales revenues3 2,014.5 2,220.5 1,268.5 1,599.2 1,216.6 % basis for calculation4 1.25% 1.25% 1.25% 1.25% 1.25% Premium on copper concentrate (R$ million) 25.2 27.8 15.9 20.0 15.2 In 1H25, sales of copper concentrate from Sossego totaled 131 thousand metric tons (163 thousand metric tons in 2H24). The premium related to the sales of copper concentrate is R$ 25.2 million (R$ 27.8 million in 2H24), calculated from the application of the 1.25% percentage on the net sales revenue of R$ 2.0 billion (R$ 2.2 billion in 2H24). 3 Gross sales minus expenses with transport and insurance and taxes on sales, which include taxes and contributions levied on sales separately, or on billing or gross revenues from sales, as well as the financial compensation due to the Brazilian Federal Government, States and Municipalities. 4 On April 15, 1997, Vale had a 50% stake in Mineração Serra do Sossego S.A. (Sossego). In 2001, Vale bought the remaining 50% of Sossego from Phelps Dodge do Brasil Mineração Ltda. Hence, the percentage basis for calculating premium is 2.5%, as described in the Deed of Issue of Debentures, multiplied by Vale’s share in the project at the time, 50%, and therefore, equal to 1.25%. Notes to Selected Information In Brazilian Reais, except where otherwise indicated Copper concentrate - 7 - Sales, leasing and changes in mining rights and Projects under development Sales and leasing of mining rights In 1H25, there were no leases of mining rights contained in the Debenture Deed. In 1H25, there was a sale of 8 (eight) areas belonging to the Mining Rights of the Cachoeiro Block, in Espírito Santo. In 2H24, there was a sale of 14 (fourteen) areas belonging to the Mining Rights of the Espinhaço Block, in Minas Gerais. Changes in mining rights In 1H25, compared to 2H24, there was a reduction of 8 processes in the number of areas and hectares, with a reduction of around 74.91 hectares (seventy-four hectares and ninety-one ares). In 2H24, compared to 1H24, there was a reduction of 14 processes in the number of areas and hectares, with a reduction of around 12,502.30 hectares (twelve thousand five hundred and two hectares and thirty ares). The mining rights in force on June 30th, 2025, covered by the Deed of Issue of the Debenture, amounted to 259 processes, equivalent to 1,484,710.12 hectares. The mining rights in force on December 31st, 2024, covered by the Deed of Issue of the Debenture, amounted to 267 processes, equivalent to 1,484,785.03 hectares. The information is summarized in Annex 2 - Inventory of Mining Rights. Projects under development On July 31st, 2025, Vale announced its 2Q25 financial results, which are available on our website: https://www.vale.com/en/announcements-results-presentations-and-reports. Notes to Selected Information In Brazilian Reais, except where otherwise indicated - 8 - Annex 1 – Important definitions Important definitions “Designated Areas” means the areas covered by the Mining Rights, as specified under the Debenture Deed; “Controlled Companies” means the entities currently controlled or that may be formed or acquired by the Issuer; “Base Date” means April 15, 1997; “Debentures” means an instrument issued in connection with the Company’s privatization process, initiated in 1997, through the sixth issuance of such debentures, whose obligations are subordinated, unsecured and non-convertible in stocks; “Mining Rights” means the mining rights described in the Debenture Deed that were held by the Company or its Controlled Companies as of the Base Date and that were not subject to exclusion under the Debenture Deed; “Issuer” means Vale S.A., a stock corporation with head office located in Rio de Janeiro, Brazil; “Debenture Deed” means the Instrumento Particular de Escritura de Emissão de Debêntures da Companhia Vale do Rio Doce (now Vale S.A.), dated as of June 24, 1997, registered at the 7th Registry Office (Ofício de Registro de Imóveis) of the city of Rio de Janeiro, under number 1912, on July 3, 1997, and its amendments and supplements; “Net Revenue” means the total of gross revenues from the sale of a Product, minus deductions solely for sales taxes and expenses relating to transportation and insurance related to the commercialization of such Product. For purposes of this definition, “sales taxes” consist of the taxes and contributions that apply specifically to such sales or to the revenues or gross revenue from sales, as well as financial compensation due and payable to the Federative Republic of Brazil, and states or municipalities thereof; provided that, with respect to mineral substances consumed or utilized in industrial processes by the Company or its Controlled Companies that are holders of applicable mineral rights under the Debenture Deed, Net Revenue shall include the total estimated sales value of the Product, which shall be established based on the arithmetic mean of the prices obtained by the Company or its Controlled Companies in the sale of the same products, subject to the same deductions for sales taxes mentioned above, subject to the terms of the Debenture Deed; and "Product" means the main mineral product considered for the purposes of the Issuance Deed, obtained after the final stage of processing, before its industrialization. By-product means another product, obtained similarly. - 9 - Annex 2 – Inventory of Mining Rights As of June 30th, 2025 (1H25) Block Municipality State Substance(s) Hectares Stage Carajás São Félix do Xingu, Parauapebas, Canaã dos Carajás, Marabá, Tucumã, Curionópolis and Água Azul do Norte PA Gold, silver, copper, iron, manganese, nickel, quartzite, granite, beryl, tin, tantalum 234,112.32 Mining concession Espinhaço Guanhães, Morro do Pilar, Sabinópolis, Senhora do Porto and Conceição do Mato Dentro MG Gold, iron 12,738.29 Mining concession Gradaús Rio Maria, Bannach, Cumarú do Norte, Ourilândia do Norte and Tucumã PA Tungsten, chromium, silver 26,944.91 Application to mine Parú Jari Sul Almeirim, Mazagão and Monte Alegre AP, PA Sapropelite, sulphur, phosphate, manganese, gold, titanium 1,157,628.24 Application to carry out research Quadrilátero Ferrífero Santa Bárbara, Mariana, Nova Lima, Itabira, Brumadinho, Ouro Preto, São Gonçalo do Rio Abaixo, Barão de Cocais, Caeté, Rio Piracicaba and Catas Altas MG Dolomite, iron, gold, arsenic, vanadium, quartz, manganese, silver, nickel 33,246.77 Mining concession Riacho dos Machados Rio Pardo de Minas and Riacho dos Machados MG Iron, zinc 11,100.25 Application to mine Vazante Vazante, Coromandel and Lagamar MG Zinc 8,939.34 Research permit As of December 31st, 2024 (2H24) Block Municipality State Substance(s) Hectares Stage Cachoeiro Cachoeiro do Itapemirim ES Limestone 74.91 Mining concession Carajás São Félix do Xingu, Parauapebas, Canaã dos Carajás, Marabá, Tucumã, Curionópolis and Água Azul do Norte PA Gold, silver, copper, iron, manganese, nickel, quartzite, granite, beryl, tin, tantalum 234,112.32 Mining concession Espinhaço Guanhães, Morro do Pilar, Sabinópolis, Senhora do Porto and Conceição do Mato Dentro MG Gold, iron 12,738.29 Mining concession Gradaús Rio Maria, Bannach, Cumarú do Norte, Ourilândia do Norte and Tucumã PA Tungsten, chromium, silver 26,944.91 Application to mine Parú Jari Sul Almeirim, Mazagão and Monte Alegre AP, PA Sapropelite, sulphur, phosphate, manganese, gold, titanium 1,157,628.24 Application to carry out research Quadrilátero Ferrífero Santa Bárbara, Mariana, Nova Lima, Itabira, Brumadinho, Ouro Preto, São Gonçalo do Rio Abaixo, Barão de Cocais, Caeté, Rio Piracicaba and Catas Altas MG Dolomite, iron, gold, arsenic, vanadium, quartz, manganese, silver, nickel 33,246.77 Mining concession Riacho dos Machados Rio Pardo de Minas and Riacho dos Machados MG Iron, zinc 11,100.25 Application to mine Vazante Vazante, Coromandel and Lagamar MG Zinc 8,939.34 Research permit - 10 - Any additional information about the participating debentures, including the Prospectus for Public Trading of Participating Debentures, can be obtained on our website, www.vale.com/Investors/Equity and Debt/Participating debentures, from GDC Partners Serviços Fiduciários DTVM Ltda. as fiduciary agent for the debentures, www.gdcdtvm.com.br, and from the CVM (Brazilian Securities and Exchange Commission). Investor Relations Vale.RI@vale.com Thiago Lofiego thiago.lofiego@vale.com Mariana Rocha mariana.rocha@vale.com Luciana Oliveti luciana.oliveti@vale.com Pedro Terra pedro.terra@vale.com Patricia Tinoco patricia.tinoco@vale.com Internet access to the Report and Mining rights inventories materials will be available on Vale website at www.vale.com/dividends-debts-and-debentures Further information on Vale can be found at: vale.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: September 22, 2025		Director of Investor Relations